SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)*
Humanigen, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
444863 10 4
(CUSIP Number)
Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 21, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

872,977

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

872,977

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

872,977

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,040,463

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,040,463

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,040,463

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cheval Holdings, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,035,318

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,035,318

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,035,318

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

2,908,295

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,908,295

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,908,295

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dale Chappell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,948,758

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,948,758

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,948,758

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.0%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 1.	Security and Issuer.
Item 1 is hereby amended and restated in its entirety as follows:
"This statement relates to the Common Stock, par value $0.001 (the "Shares"), of Humanigen, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1000 Marina Boulevard, Suite 250, Brisbane, CA 94005-1878."
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
"As further described on the Issuer's Form 8-K filed with the SEC on December 27, 2017, on December 21, 2016, the Issuer entered into that certain Credit and Security Agreement, as amended on March 21, 2017 and on July 8, 2017 (as amended, the "Credit Agreement"), with Black Horse Capital Master Fund LTD ("BHCMF"), Black Horse Capital LP ("BHC"), Cheval Holdings, Ltd. ("Cheval" and collectively with BHCMF and BHC, the "Black Horse Entities"), and Nomis Bay LTD ("Nomis Bay" and, collectively with the Black Horse Entities, the "Lenders"). On December 1, 2017, the Issuer's obligations matured under the Credit Agreement. As of December 21, 2017, the aggregate amount of the Issuer's obligations under the Credit Agreement, including accrued interest and fees, approximated $16.3 million (the "Term Loans"). As further described below, on December 21, 2017, the Issuer reached an agreement, unanimously approved by the Issuer's board of directors (the "Board"), with the Lenders on a series of transactions providing for, among other things, the conversion of the Term Loans into common stock of the Issuer, par value $0.001 (the "Common Stock"), in satisfaction and extinguishment of the outstanding obligations under the Credit Agreement and the cancellation of the Term Loans.
On December 21, 2017, the Issuer entered into a Securities Purchase and Loan Satisfaction Agreement (the "Purchase Agreement") and a Forbearance and Loan Modification Agreement (the "Forbearance Agreement" and, together with the Purchase Agreement, the "Agreements"), each with the Lenders. The Agreements provide for a series of transactions (the "Transactions") pursuant to which, at the closing of the Transactions (the "Transaction Closing"), the Issuer will: (i) in exchange for the satisfaction and extinguishment of the entire balance of the Term Loans, (a) issue to the Lenders an aggregate of 59,786,848 shares of Common Stock (the "New Lender Shares"), and (b) transfer and assign to an affiliate of Nomis Bay (the "JV Entity"), all of the assets of the Issuer related to benznidazole (the "Benz Assets"), the Issuer's former drug candidate; and (ii) issue to Cheval an aggregate of 32,028,669 shares of Common Stock (the "New Black Horse Shares" and, collectively with the New Lender Shares, the "New Common Shares") for total consideration of $3,000,000.
Under the Purchase Agreement, at the Transaction Closing, the Issuer will issue to the Lenders the New Lender Shares, of which 29,893,424 shares of Common Stock will be issued to the Black Horse Entities and 29,893,424 shares of Common Stock will be issued to Nomis Bay. The issuance of the New Lender Shares to the Lenders and the assignment of the Benz Assets to the JV Entity will result in the satisfaction and extinguishment of the Issuer's outstanding obligations under the Credit Agreement and the cancellation of the Term Loans, other than the Bridge Loan described below. At the Transaction Closing, the Issuer will no longer be liable for repayment of its outstanding obligations under the Credit Agreement, and all security interests of the Lenders in the Issuer's assets will be released.

Under the Purchase Agreement, at the Transaction Closing, the Issuer will also issue to Cheval the New Black Horse Shares for total consideration of $3,000,000 (including extinguishment of the Bridge Loan described below). On December 21, 2017, concurrently with entering into the Agreements, Cheval agreed to make a bridge loan to the Issuer of $1,500,000 (the "Bridge Loan"). Pursuant to the Forbearance Agreement, until the Transaction Closing, the Bridge Loan will be treated as a secured loan under the Credit Agreement. The Bridge Loan will have priority over the Claims Advances and the Term Loans in certain of the Issuer's non-benznidazole related assets, including lenzilumab and ifabotuzumab. At the Transaction Closing, the entire amount of the Bridge Loan will be credited to Cheval's $3,000,000 payment obligation and will be converted into New Black Horse Shares and all security interests of Cheval in the non-benznidazole assets will be released.

If the parties complete the Transactions, the issuance of the New Common Shares to the Black Horse Entities at the Transaction Closing will result in a change of control of the Issuer, as the Black Horse Entities and their affiliates will own more than a majority of the Issuer's outstanding Common Stock."
Item 5.	Interest in Securities of the Issuer.
Sub-clause (a) of Item 5 is hereby amended and restated in its entirety as follows:
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 14,986,712 Shares outstanding as of November 10, 2017, as disclosed by the Issuer on its quarterly report on Form 10-Q filed with the SEC on November 17, 2017.
As of the date hereof, the Domestic Fund may be deemed to have beneficially owned 872,977 Shares, the Offshore Fund may be deemed to have beneficially owned 2,040,463 Shares and Cheval may be deemed to have beneficially owned 2,035,318 Shares, constituting approximately 5.8%, 13.6% and 13.6%, respectively, of the outstanding Shares.
BH Management, by virtue of its relationships with Domestic Fund and Cheval discussed in further detail in Item 2, may be deemed to have beneficially owned the 2,908,295 Shares beneficially owned by the Domestic Fund and Cheval, constituting approximately 19.4% of the outstanding Shares.
Mr. Chappell, by virtue of his relationships with the Domestic Fund, the Offshore Fund and Cheval discussed in further detail in Item 2, may be deemed to have beneficially owned the 4,948,758 Shares owned by each of the Domestic Fund, the Offshore Fund and Cheval, constituting approximately 33.0% of the outstanding Shares.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
"Reference is made to the Purchase Agreement, the Forbearance Agreement and the Bridge Loan, as defined and described in Item 4 above, which are incorporated by reference into this Item 6."

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	January 26, 2018
BLACK HORSE CAPITAL LP

By:	Black Horse Capital Management LLC General Partner

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Managing Member

BLACK HORSE CAPITAL MASTER FUND LTD.

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Director

CHEVAL HOLDINGS, LTD.

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Managing Member

/s/ Dale Chappell
DALE CHAPPELL